

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2023

Verender Badial
Chief Financial Officer
JATT Acquisition Corp
c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104, Cayman Islands

> **Re:** **JATT Acquisition Corp**
> **Amendment No. 8 to Form S-4**
> **Exhibit Nos. 10.14, 10.17 and 10.22**
> **Filed February 23, 2023**
> **File No. 333-267005**

Dear Verender Badial:

　　We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance